KILEY PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions	$	1,911,506
Trading		83,335
Interest and dividends - trading		15,625
Rental income		22,400
Other		5,957
Total revenues		2,038,823
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions, compensation, and benefits		933,188
IT, data and communications		109,339
Professional services		71,327
Clearing costs		35,513
Occupacy and equipment		46,307
License and registration		19,718
Travel and meals		9,817
Interest		230
Advertising and marketing		810
Other		19,740
Total expenses		1,245,989
NET INCOME	$	792,834

See accompanying notes.